Exhibit 99.1

Media Advisory

FOR IMMEDIATE RELEASE

Suncor Energy to hold investor presentation in Toronto, Ontario

Calgary, Alberta (October 11, 2022) – Suncor (TSX: SU) (NYSE: SU) will hold an investor presentation on November 29, 2022 from 11:00 a.m. to 1:00 p.m. MT (1:00 p.m. to 3:00 p.m. ET).

The presentation will focus on the results of the previously announced review of the company’s retail assets, provide updates on production and operational actions and plans to ensure safe and reliable performance, and a discussion of 2023 guidance. Presenters will include:

•	Kris Smith, Interim President and Chief Executive Officer
•	Alister Cowan, Chief Financial Officer
•	Peter Zebedee, Executive Vice President, Mining and Upgrading
•	Shelley Powell, Senior Vice President, Exploration and Production and In Situ

The presentation will be available via webcast. To participate in the webcast or to view the archive, go to suncor.com/webcasts.

Suncor Energy is Canada's leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange and the New York Stock Exchange.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

Media inquiries:

833-296-4570
media@suncor.com

Investor inquiries:

800-558-9071

invest@suncor.com

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com